LM BB 2/7


02005656

SECURITIES A[ND EXCHANGE COMMIS]SION
Wa[shington, D.C.]

OMB Number: 3235-0123
Expires: September 30, 1998
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 45480

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/2000 (MM/DD/YY) AND ENDING 09/30/2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Maple Arbitrage, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10 Exchange Place 26th Floor
(No. and Street)

Jersey City	New Jersey	07302
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Hugo Watson Brown 201-369-3000
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name — if individual, state last, first, middle name)

787 Seventh Avenue	New York	New York	10019
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

P

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

5. Related Party Transactions

The Company has a joint-back office arrangement (the "JBO Arrangement") with Maple Securities U.S.A. Inc. (formerly Maple Partners U.S.A. Inc.) ("MSUSA") whereby MSUSA will process and clear transactions for the Company. In conjunction with this JBO Arrangement, the Company owns non-voting shares of MSUSA's series A preferred stock which represents the amount of $100,000 included in investment in MSUSA on the statement of financial condition. At September 30, 2001, the Company was owed $1,280,750 related to its proprietary securities trading, which is included in due from Maple Securities U.S.A. Inc. on the statement of financial condition.

As of September 30, 2000, the Company owned 4,013 non-voting shares of series A 5% preferred stock, no par value, liquidation preference $5,000 per share of Maple Partners America Inc. ("MPAI") for $20,065,000. In February 2001, the Company sold 200 non-voting shares of series A preferred stock, no par value, liquidation preference $5,000 per share of MPAI for $1,000,000. At September 30, 2001, $814,350 was due to the Company from this investment and is included in dividends receivable on the statement of financial condition.

6. Income Taxes

As of September 30, 2001, the Company has an income tax receivable balance of $94,492 included in other assets on the statement of financial condition.

Maple Arbitrage Inc.

Notes to Statement of Financial Condition (continued)

3. Off-Balance Sheet Risk

In the normal course of its business, the Company trades various financial instruments and enters into various investment activities with off-balance sheet risk. These financial instruments include futures contracts, options, and securities sold, but not yet purchased. At September 30, 2001, the Company did not have any outstanding obligations related to these activities.

Generally, these financial instruments represent future commitments to purchase or sell other financial instruments at specific terms at specified future dates. Each of these financial instruments contains varying degrees of off-balance sheet risk whereby changes in the market values of the securities underlying the financial instruments as well as fluctuations in index values may be in excess of the amounts recognized in the statement of financial condition.

Additionally, these financial instruments expose the Company to varying degrees of credit risk arising from the potential inability of counterparties to perform under the terms of the contracts. All contracts and security positions are valued at market or fair value.

4. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1, which specifies, among other requirements, minimum net capital requirements for registered broker-dealers. This rule requires that the Company maintain minimum net capital, as defined, equal to the greater of $100,000 or 6-2/3% of aggregate indebtedness. At September 30, 2001, the Company had net capital of $1,133,126, which was $1,033,126 in excess of its required net capital of $100,000. Aggregate indebtedness, at September 30, 2001, was $147,786 resulting in a percentage of aggregate indebtedness to net capital of 13%.

Advances to affiliates, dividend payments and other equity withdrawals are subject to certain notification and other provisions of the Net Capital Rule of the Securities and Exchange Commission and other regulatory bodies.

Maple Arbitrage Inc.

Notes to Statement of Financial Condition

September 30, 2001

1. Organization

Maple Arbitrage Inc. (the "Company"), a Delaware corporation, is a registered broker-dealer under the Securities Exchange Act of 1934 and a member of the National Association of Securities Dealers, Inc. The Company engages in proprietary securities trading for its own account.

The Company is a wholly-owned subsidiary of Maple Bank GmbH.

2. Significant Accounting Policies

Securities transactions are recorded on a trade date basis.

Securities owned are recorded at market value or fair value. Market value is generally based upon the last sales or realizable price. Fair value is determined based upon other relevant factors including dealer price quotations and proprietary theoretical pricing models. At September 30, 2001 the Company did not have any securities owned.

The preparation of statement of financial condition, in conformity with accounting principles generally accepted in the United States, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results may differ from those estimates.

Statement of Financial Accounting Standards No. 107, "Disclosure about Fair Value of Financial Instruments," requires the disclosure of the fair value of financial instruments, including assets and liabilities recognized in the statement of financial condition. Management estimates that the fair value of financial instruments recognized in the statement of financial condition (including receivables and payables) approximates their carrying value.

Investments on the statement of financial condition are recorded at their liquidation values, which approximates fair values.

Maple Arbitrage Inc.

Statement of Financial Condition

September 30, 2001

Assets	
Dividends receivable	$ 823,092
Due from Maple Securities U.S.A. Inc.	1,280,750
Investment in Maple Partners America Inc., at fair value	19,065,000
Investment in Maple Securities U.S.A. Inc., at fair value	100,000
Other assets	94,654
	$ 21,363,496
Liabilities and shareholder's equity	
Liabilities:	
Accounts payable	$ 147,786
Shareholder's equity	21,215,710
	$ 21,363,496

See accompanying notes.



Ernst & Young LLP
787 Seventh Avenue
New York, New York 10019

Phone: (212) 773-3000
www.ey.com

Report of Independent Auditors

To the Board of Directors and Shareholder
of Maple Arbitrage Inc.

We have audited the statement of financial condition of Maple Arbitrage Inc. (the "Company") as of September 30, 2001. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of the Company as of September 30, 2001 in conformity with accounting principles generally accepted in the United States.

Ernst + Young LLP

November 16, 2001

Maple Arbitrage Inc.

Statement of Financial Condition

September 30, 2001

Contents

Report of Independent Auditors 1

Statement of Financial Condition 2
Notes to Statement of Financial Condition 3